AECOM
555 South Flower Street, 37th Floor
Los Angeles, CA 90071-2300
T 213.593.8000 F 213.593.8730 www.aecom.com

May 7, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Karen J. Garnett

Re:                               AECOM Technology Corporation
Registration Statement on Form S-1 (File No. 333-141142)

Dear Ms Garnett:

AECOM Technology Corporation, a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-141142) (the “Filing”) be accelerated and that it be declared effective May 9, 2007 at 2:00 p.m. Eastern time, or as soon as practicable thereafter.

Further, the Company acknowledges:

•                  Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure of the Filing; and

•                  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is the Company’s understanding that its registration of the common stock of the Company under the Securities Exchange Act of 1934 on Form 8-A (File No.             ) shall automatically become effective upon the later of the Commission’s receipt of certification from the New York Stock Exchange regarding the common stock of the Company and the effectiveness of the Filing.

Please contact the undersigned at (213) 593-8719, or Jonathan K. Layne of Gibson, Dunn & Crutcher LLP at (310) 552-8641, with any questions you may have regarding this letter or the Filing.

Very truly yours,

/s/ Eric Chen
Eric Chen Senior Vice President, Finance and General Counsel

cc:           Mr. Michael McTiernan, United States Securities and Exchange Commission
                John M. Dionisio, AECOM Technology Corporation
                Jonathan K. Layne, Gibson, Dunn & Crutcher LLP
                J. Scott Hodgkins, Latham & Watkins LLP